[LETTERHEAD OF AMERICAN HOME MORTGAGE]

August 24, 2005

VIA FACSIMILE

(202) 772-9202

Johanna V. Losert

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

American Home Mortgage Securities LLC

Registration Statement on Form S-3

File No.: 333-127036

Dear Ms. Losert:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such Registration Statement be accelerated so that the same will become effective on August 25, 2005, at 2:00 p.m. EST or as soon as practicable thereafter.

American Home Mortgage Securities LLC (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement; (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN HOME MORTGAGE SECURITIES LLC

By:	/s/ Alan Horn
Name:	Alan Horn
Title:	Executive Vice President